Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AEP Industries Inc.:

We consent to the incorporation by reference in the registration statements (Nos: 33-58747, 33-58743, 333-121710 and 333-121711) on Form S-8 and in the registration statement (No. 333-79947) on Form S-3 of AEP Industries Inc. of our report dated January 12, 2005, except as to Notes 15 and 21 which are as of June 15, 2005, with respect to the consolidated balance sheets of AEP Industries Inc. and subsidiaries as of October 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2004, and related financial statement schedule, which report appears in the current report on Form 8-K of AEP Industries Inc. dated June 16, 2005.

/s/ KPMG LLP
Short Hills, New Jersey
June 15, 2005